Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of January 22, 2019, by and between Bank First National Corporation, a Wisconsin corporation (“BFC”), and Partnership Community Bancshares, Inc., a Wisconsin corporation (“PCB”), is made and entered into as of April 30, 2019 by and between BFC and PCB.

WITNESSETH

WHEREAS, BFC and PCB are parties to that certain Agreement and Plan of Merger, dated as of January 22, 2019 (the “Agreement”), which provides for the merger of PCB with and into BFC; and

WHEREAS, the parties hereto desire by this Amendment to amend certain provisions of the Agreement pursuant to Section 9.02 of the Agreement as more fully set forth hereinafter.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend the Agreement as set forth herein:

Section 1.  Capitalized Terms. Unless otherwise defined herein, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

Section 2.  Amendments to the Agreement. The amendments to the Agreement set forth in this Section 2 shall be effective as of the date hereof.

(a)          Section 2.01(e) of the Agreement is amended and restated in its entirety as follows:

“The following definitions shall apply for the purposes of this Agreement:

(i)          “Cash Component” means $14,281,430.

(ii)         “Exchange Ratio” means 0.34879.

(iii)         “Per Share Amount” means $17.3001.

(b)          Section 2.01(g) of the Agreement is amended and restated in its entirety as follows:

“Notwithstanding any other provision contained in this Agreement, the aggregate consideration to be paid by BFC in respect of the Merger Consideration to Holders shall be equal to the Cash Component (assuming all Dissenting Shares receive cash equal to the Per Share Amount) and 534,731 shares of BFC Common Stock (assuming 2,358,602 shares of PCB Common Stock are outstanding at the Effective Time and subject to increase or decrease in the event such number is increased or decreased, in each case as provided by this Article II).”

(c)          Section 2.06 of the Agreement is amended and restated in its entirety as follows:

“Notwithstanding any other provision hereof, no fractional shares of BFC Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, BFC shall pay or cause to be paid to each Holder of a fractional share of BFC Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in BFC Common Stock to which such Holder would otherwise be entitled by the Starting Price.”

Section 3.  Representations and Warranties of the Parties.

(a)          Representations and Warranties of PCB. PCB hereby represents and warrants to BFC:

(1)         This Amendment and the revised terms of the Merger as set forth in this Amendment has been authorized by all necessary corporate action of PCB and PCB’s boards of directors on or prior to the date hereof. No other corporate proceedings on the part of PCB is required by Law, the articles of incorporation or the bylaws of PCB or otherwise to approve this Amendment or the revised terms of the Merger.

(2)         This Amendment and the revised terms of the Merger set forth in this Amendment has been duly and validly executed and delivered by PCB and (assuming due authorization, execution and delivery by BFC) constitutes the valid and legally binding obligation of PCB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(3)         PCB has no Knowledge of any facts or circumstances that would result in a breach of any representations and warranties of PCB set forth in ARTICLE III of the Agreement (after giving effect to this Amendment) that, if continuing at Closing, would result in the failure of the condition to closing set forth in Section 6.03(a) from being satisfied.

(b)          Representation and Warranties of BFC. BFC hereby represents and warrants to PCB:

(1)         BFC has duly executed and delivered this Amendment and, assuming due authorization, execution and delivery by PCB, this Amendment is a valid and legally binding obligation of BFC, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(2)         BFC has no Knowledge of any facts or circumstances that would result in BFC being in breach of any representations and warranties of BFC set forth in ARTICLE IV of the Agreement (after giving effect to this Amendment) that, if continuing at Closing, would result in the failure of the condition set forth in Section 6.02(a) of the Agreement from being satisfied.

Section 4.  No Other Amendments. Except as expressly provided in this Amendment, each of the terms and provisions of the Agreement shall remain in full force and effect in accordance with its terms. The amendments set forth herein are limited precisely as written and shall not be deemed to be an amendment or waiver to any other term or condition of the Agreement or any of the documents referred to therein. Whenever the Agreement is referred to herein and in any other agreements, documents and instruments, such reference shall be to the Agreement as amended hereby.

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Section 5.  Governing Law. This Amendment shall be construed and enforced in accordance with, and governed by, the laws of the State of Wisconsin.

Section 6.  Counterparts; Facsimile Signatures. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument. Facsimile signatures shall be acceptable and binding.

[Signatures appear on the following page.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BANK FIRST NATIONAL CORPORATION

By:	/s/Michael B. Molepske
Name:	Michael B. Molepske
Title:	President and Chief Executive Officer

PARTNERSHIP COMMUNITY BANCSHARES, INC.

By:	/s/David A. Braaten
Name:	David A. Braaten
Title:	President and Chief Executive Officer